As filed with the Securities and Exchange Commission on August ___, 1999.

                                                          File No. ___________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
              of Small Business Issuers under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                           LITEGLOW INDUSTRIES, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

            Utah                                           65-05164035
-------------------------------                    ----------------------------
(State or other jurisdiction of                    (IRS Employer Identification
 Incorporation or Organization)                               Number)

2301 N.W. 33rd Court, Unit 104, Pompano Beach, Florida                  33069
------------------------------------------------------                ---------
     (Address of Principal Executive Offices)                         (Zip Code)

                                 (954) 971-4569
                           ---------------------------
                           (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                                (Title of Class)

                            LITEGLOW INDUSTRIES, INC.

            FORM 10-SB - GENERAL FORM FOR REGISTRATION OF SECURITIES

                                Table of Contents

                                     Part I

Item 1.     Description of Business..........................................4

Item 2.     Management's Discussion and Analysis
            or Plan of Operation............................................15

Item 3.     Description of Property.........................................20

Item 4.     Security Ownership of Certain Beneficial
            Owners and Management...........................................21

Item 5.     Directors, Executive Officers, Promoters
            and Control Persons.............................................22

Item 6.     Executive Compensation..........................................24

Item 7.     Certain Relationships and Related Transactions..................26

Item 8.     Description of Securities.......................................27

                                     Part II

Item 1.     Market Price of and Dividends on the Registrant's
            Common Equity and Other Shareholder Matters.....................29

Item 2.     Legal Proceedings...............................................31

Item 3.     Changes in and Disagreements with Accountants...................31

Item 4.     Recent Sales of Unregistered Securities.........................32

Item 5.     Indemnification of Directors and Officers.......................33


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

                                   Part F/S

Financial Statements........................................................34

                                   Part III

Item 1.     Index to Exhibits...............................................35

Signatures..................................................................36


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

      This Registration Statement contains certain forward looking statements. These forward looking statements include statements regarding (i) the Registrant's research and development plans, marketing plans, capital and operations expenditures, and results of operations; (ii) potential financing arrangements; (iii) potential utility and acceptance of the Registrant's existing and proposed products; and (iv) the need for, and availability of, additional financing.

      The forward looking statements included herein are based on current expectations and involve a number of risks and uncertainties. These forward looking statements are based on assumptions regarding the Registrant's business which involve judgments with respect to, among other things, future economic and competitive conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Registrant. Although the Registrant believes that the assumptions underlying the forward looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, actual results may differ materially from those set forth in the forward looking statements. In light of the significant uncertainties inherent in the forward looking information contained herein, the inclusion of such information should not be regarded as any representation by the Registrant or any other person that the objectives or plans of the Registrant will be achieved.

                                     PART I

Item 1. Description of Business

      Background

      Liteglow Industries, Inc. (the "Company"), was incorporated in Utah on April 25, 1984, under the name Graphic Connections, Inc. In September 1984, the Company completed an offering of $30,000 of its common stock on a "blind-pool, blank-check" basis, so that the Company had no specific use of proceeds at the time that the offering was completed. In the fall of 1984 the Company changed its name to Monte de Oro of Utah, Inc., and entered into the mining business, which was not successful. In 1985 the Company changed its name to Confetti, Inc., pursuant to a merger with a Utah corporation of that name and assumed the operation of an Italian style restaurant. The restaurant failed in October 1985, at which time the Company ceased doing business.

      The Company remained inactive from October 1985 until its merger with Liteglow Industries, Inc., a Florida corporation, on August 26, 1996. Pursuant to the merger agreement between the Utah and Florida corporations, the shareholders of the Florida corporation were issued a majority of the Company's outstanding shares upon the completion of the merger and accordingly assumed control of the Company. Concurrently with the


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

merger, the Utah corporation assumed the ongoing business of the Florida corporation, which business is described in the succeeding paragraphs under this caption "Description of Business."

      The Company

      The Company's existing business was established by its founder, Spencer Krumholz, upon the incorporation of Liteglow Industries of Florida, Inc. ("Liteglow Florida"), on August 8, 1994. With his wife, Arlene Krumholz, Mr. Krumholz organized that corporation to design, manufacture and market, under the Liteglow(R) trademark and other trademarks and trade names a diverse line of automotive aftermarket accessories and specialty products. Liteglow's business initially focused on developing a line of 12-volt automotive accessories designed to enhance vehicle appearance, including neon license plate frames and neon under-car lighting lights. Since the 1996 merger between Liteglow Florida and the Company, the Company has expanded its product offerings to include functional, yet popular, automotive products such as driving and fog lights, lighted dice, and other auto accessories.

      The Company is seeking to position itself in the niche market catering to the automotive and electronics enthusiasts. This unique market is characterized by owners who are generally more affluent than the typical automobile owner and view their automobiles as a personal statement or means of recreation rather than just basic transportation. By maintaining and enhancing close relationships with its suppliers, customers and ultimate consumers, the Company believes that it is well positioned to anticipate and identify the changing interests of consumers. The Company's business objective is to establish itself rapidly as the largest specialty distributor of 12-volt automotive aftermarket accessories, to expand its position in the automotive aftermarket and electronics industries by introducing new products, acquiring the Company's compatible businesses, and expanding its presence in all channels of distribution. The Company currently offers over 200 products to approximately 2,000 customers. The Company intends to continue its efforts to expand and diversify its product lines in order to respond more effectively to consumer needs and to broaden its customer base, in each case while maintaining high growth margins on overall product sales.

      On October 10, 1997, Liteglow Acquisition Corp., a subsidiary of the Company, purchased all of the shares of KJK Marketing, Inc. ("Low Glow"), a Florida corporation manufacturing neon automotive accessories under the name "Low Glow." The Company's Low Glow subsidiary manufactures sixty neon automotive products at its Orlando, Florida, facility. The Low Glow acquisition permitted the Company to combine certain redundant operations, to source products at material cost savings in combination with its Low Glow subsidiary, and to significantly increase its volume of business and customer base.


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

      On October 10, 1998, the Company, through its wholly-owned subsidiary, Liteglow Industries of California, Inc. ("Liteglow California"), acquired certain assets of Ronald Basoff, an individual doing business as B&B Associates in Van Nuys, California. The assets consisted primarily of car alarm parts and accessories, which the Company's management believed to be a good business opportunity for the Company. In consideration of the assets acquired, Liteglow California paid Mr. Basoff $50,000 in cash at closing, delivered to him with a $100,000 promissory note, and also delivered to him 1,000,000 restricted shares of the Company's common stock. The asset purchase agreement also required that the Company provide Mr. Basoff with additional shares of common stock in the event that the shares of common stock delivered to him at closing did not have a market value of at least $100,000 on the second anniversary of the closing. Subsequent to the closing, the parties had a series of disagreements and Liteglow California terminated its B&B Associates business. See Part 2, Item 2, "Legal Proceedings," for a description of the outstanding litigation among the Company, Liteglow California, and Mr. Basoff.

      The Company's principal office is located at 2301 NW 33rd Court, Unit 104, Pompano Beach, Florida, 33069, and its telephone number is 954-971-4569. The Company's website may be found at www.liteglow.com.

      Market Overview

      More than 500,000 outlets of varying types sold automotive products to United States consumers in 1997, including 62,200 "traditional" aftermarket outlets, auto parts stores, jobbers, and tire stores. "Nontraditional" aftermarket outlets, including discount hardware and membership warehouses, generally sell automotive aftermarket products that are fast moving and highly profitable.

      According to the Specialty Equipment Market Association ("SEMA") 1998 market study (the "SEMA Survey"), sales by manufacturers of specialty automotive equipment parts in 1997 in the United States exceeded $6.85 billion. The specialty automotive equipment parts market, according to the SEMA Survey, grew from 1987 through 1997 at an annual rate of nearly 8%.

      The Company's products are largely targeted to drivers of performance automobiles and light trucks. The Motor Vehicle Facts and Figures for 1993 prepared by the American Automobile Manufacturer's Association indicated that over 1.2 million Ford Mustangs, Pontiac Firebirds, and Chevrolet Corvettes and Camaros have been sold in the United States in the five preceding years. Moreover, in 1993, United States retail sales of these classes of performance automobiles increased by 16.5% relative to 1992. Retail sales of domestic light trucks have increased by 17.8% and 17.7% in 1992 and 1993, respectively. These sales gains have increased by 16.5% relative to 1992. Retail sales of domestic light trucks have increased the aggregate number of vehicles in use in the United States whose owners are anticipated to be among the most likely purchasers of the Company's products.

      Two-thirds of all specialty equipment consumers own a second or third vehicle, with the average respondent owning 2.4 cars. Respondents to a 1993 SEMA Survey on average


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purchased $1,255 in specialty automotive equipment products per year compared to approximately $398 per year for the ordinary consumer. The 1993 SEMA Survey indicates that the typical consumer of specialty automotive equipment products is between 30 and 50 years old with an annual income in excess of $35,000. Over 30% of these consumers had an annual income in excess of $50,000. In light of this data, the Company intends to focus its efforts on expanding its product line of functional automotive accessories, as well as continuing to aggressively market its 12-volt, appearance-enhancing, automotive accessories.

      According to the United States Department of Commerce/Bureau of Economic Analysis, sales of automotive parts and accessories through automotive aftermarket retailers in the United States have increased from approximately $7.8 billion in 1983 to $12 billion in 1992. The Company believes that this growth in sales of auto parts through retail channels will expose its products to a much larger segment of the American population and will enable the Company to market its products to a new demographic segment of the population.

      Business Strategy

      The business objective of the Company is to establish itself rapidly as the largest specialty distributor of 12-volt electronic auto accessories and to expand its position in the automotive aftermarket products market by introducing new products and expanding its presence in all channels of distribution. The Company plans to achieve its business objective by continuing to actively research and identify new and innovative products that it believes will provide attractive profit margins, promoting brand name recognition and maintaining a strong commitment to customer service. The Company's strategy to achieve this objective includes the following key elements:

      Innovative Products. The Company intends to focus its efforts on developing lines of accessory and specialty, rather than replacement, aftermarket products and to differentiate its product offerings by manufacturing or acquiring products incorporating the latest technology, innovative designs and advanced components. For example, the Company's Neon Under-Car Lighting Kits incorporate innovative electronic components and high impact glass of a standard that is higher than the industry norm.

      Quality Control; Brand Name Recognition. The Company is committed to providing high quality products. The Company closely monitors the manufacturing process of its suppliers and tests its products in order to assure quality and reliability, which the Company believes are critical elements for success in the automotive aftermarket products market. Historically, the Company's rate of return for defective products averages only approximately two to two and one-half percent of sales. The Company believes that by consistently offering high quality products it will continue to build brand name recognition and loyalty. Such brand name products can often command premium prices and be produced at relatively low cost, resulting in higher margins.


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

      Commitment to Multiple Product Categories. The Company is committed to consistently offering products in multiple categories in order to enhance loyalty among its customers and brand name recognition. In addition, the Company believes that by diversifying its product offerings it will be better able to respond more effectively to changes in consumer needs. The Company intends to increase its product offerings by entering into distribution agreements with manufacturers of products that meet the Company's criteria. In addition, the Company intends to identify and acquire single proprietary products and other manufacturers with promising product lines that lack sufficient resources or know-how to effectively market their products.

      Customer Service Commitment. The Company emphasizes a high level of service in all aspects of its business, including identifying customer demand for new products, providing fast and efficient product delivery, maintaining responsive warranty service, and maintaining product and market knowledge. The Company is committed to servicing wholesalers as well as individual retails who cater to the automotive enthusiast.

      Marketing. The Company's marketing efforts are conducted by Mr. Krumholz; by Lou Wiener and Michael Krumholz, who are both vice presidents of the Company; and through independent sales representative agencies. The Company has recently developed an in-house telemarketing department.

      Products

      The Company currently markets a broad line of 12-volt, appearance-enhancing automotive accessories and related replacement parts to electronic dealers and specialty auto stores, including the following products:

      Neon Under-Car Lighting Kits: These kits contain two or four 25mm neon hi-impact neon light tubes. The two-tube kit contains two three-foot tubes and the four-tube kit contains two three-foot and two four-foot tubes. The lights are available in six brilliant colors and can be attached to spring loaded mounting brackets installed on the sides, front and back of a vehicle. The top surface of the tubes has chrome reflective foil for maximum lighting effect. The tubes are factory pre-wired for extra safety and simplified installation.

      Neon Lite Rods: The neon light rods are suitable for exterior and interior use on all vehicles, as well as boats. The light rods can be purchased in three sizes: the WARP-8 (eight-inch tubes), the WARP-15 (fifteen-inch tubes), and the WARP-24 (twenty-four inch tubes). Each light rod kit contains wire, one switch, one in-line fuse and built in electronic transformer plus hardware. All WARP neon light rods are available in six bright neon colors.

      Neon Shift Knobs: The Mood Glow neon shift knobs feature a 3-way switch, which


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turns the lighted knob on or off or causes it to flash. The shift knobs fit most standard shift vehicles, are easily installed and are available in six bright neon colors.

      Neon License Plate Frames: The neon license plate frames are made from high impact optical acrylic and have a 12-volt built-in transformer. The kits contain mounting hardware, instructions and a reversible frame for light diffusion. The neon license plate frames are available in eight bright neon colors.

      Strobe Lights: The Company's strobe lights can be used on all vehicles, including boats, snowmobiles and all-terrain vehicles. The strobe lights produce an intense flash twice per second making them an excellent emergency, safety light and back-up warning light. They also enhance alarm systems and can give dramatic under-car lighting effects. The strobe lights are available in five bright colors.

      Mini-Beam Fog Light Kits: These kits consist of two fog lights that feature a hi-tech, unique ion-coated lens, an 50-watt halogen bulb, a compact aluminum housing, and plug-in connectors with relay, and are SAE, DOT and E-Mark approved. The glare free convex lens system creates a flat beam for excellent road illumination in inclement weather. Their lights are offered in a blue or yellow tint.

      Mini-Beam Driving Light Kits: These kits consist of two driving lights that feature a hi-tech ion-coated lens, an 85-watt halogen bulb, a compact, composite housing, and plug-in connectors with relay, and are SAE, DOT and E-Mark approved. The ion-coated lens increases the effectiveness of the light source. The lights are easily installed and fit most cars, trucks and off-road vehicles. The lights are offered in a blue or yellow tint.

      Neon Speaker Ring Kits: The Company manufactures 10-inch and 12-inch neon speaker ring kits. Each kit contains two speaker rings with built-in light dancer and a supersensitive switch unit which allows neon to dance to music. The speaker rings come in four colors.

      Light Dancer Music Interface: This product allows any 12-volt neon accessory to dance to music. This kit can be installed with any under car kit, neon tube, speaker ring assembly, antenna rod, neon shift knob, or other neon accessory.

      Black Light: The Company manufactures a 12-volt DC black light which enhances the intensity of colors by making them appear to glow in the dark. The kit consists of an 18-inch black light, switch, online fuse, and accessory wire and hardware.

      Standard Underbody Kit: The Company's Low Glow subsidiary manufactures a standard underbody kit in thirteen vibrant colors. Each kit contains two 48-inch tubes, two 32-inch tubes, mounting hardware, heavy duty on/off switch and an efficient power supply,


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and is all American made.

      Radicolor Underbody Kit: Low Glow's radicolor underbody kit is 100% American made and combines two or more colors in the same neon tube. The kit consists of two 48- inch tubes, two 42-inch tubes, mounting hardware, heavy duty on/off switch, and an American made power supply (transformer). It is presently the only multi-color neon underbody kit on the market.

      The Company has recently begun shipping several new accessory items, such as hang-up lighted dice, lighted soccer ball, lighted eight-ball, and a brand new lighted skeleton (battery powered). These accessories will be carried by auto accessory chains, mass merchandisers, retailers and mail order marketers.

      Management believes it understands the needs and preferences of consumers based on a combination of its own extensive experience and the continual input it receives from wholesales, retailers, auto enthusiasts and others regarding new products or improvements to existing products. The Company remains in close contact with its wholesalers, retailers and consumers through participation in industry trade shows and other events in order to anticipate new trends and introduce innovative accessories in advance of its competitors. As a result, the Company believes it is well positioned to introduce new products that are responsive to the needs of its customers.

      Distribution, Sales and Marketing

      More than 500,000 outlets of varying types sold automotive products to consumers in the United States in 1993, including 62,200 "traditional" aftermarket outlets, auto parts stores, jobbers, and tire stores. "Nontraditional" aftermarket outlets, including discount hardware and membership warehouses, also sold aftermarket products. However, they tend to carry only fast-moving, highly profitable items. Chain operators, such as Trak Auto, Auto Zone and Pep Boys, account for only 14,400 of the 41,000 auto parts stores. The national retailers that do sell auto accessories, such as Sears, only carry a limited line of high moving items and do not cater to the high performance automotive "speed shop" enthusiast.

      The Company believes that its efforts to market its products to outlets that cater to the niche market of automotive and electronic enthusiasts will enable it to realize attractive margins on its specialty products. As a result of the unique nature of most of the Company's products, the Company believes that these products are not sensitive to the normal pressures faced by products that are more of a commodity-like nature and, therefore, will not require significant price discounting to generate demand.

      In the year ended December 31, 1998, approximately 75% of the Company's sales were made to wholesalers and independent retailers of electronic and automotive products. The balance of the Company's sales during that period were made to mass merchandisers and


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chain stores.

      Originally 12-volt automotive products, such as neon license plate frames, were offered almost exclusively by automotive aftermarket product retailers. The advent of neon under-car lighting systems, however, gave rise to an increasing number of electronics retailers that offered 12-volt automotive products. Neon under-car lighting systems, unlike neon license plate frames or other simple 12-volt automotive products, require significantly more time and skill to install. Many electronic retailers provide installation services. As these consumers typically desire to further enhance the appearance of their cars and trucks with additional 12-volt automotive products, electronic retailers have become a logical source for a diverse line of such products. The Company expects that, as it continues to diversify its product line, sales of its products to wholesalers and retailers of specialty automotive products will increase.

      In addition to the marketing and sales efforts of management, the Company currently markets and sells its products through independent sales representatives. As of December 31, 1998, the Company employed fifteen sales representative agencies having in the aggregate approximately eighty-five individual sales representatives. The sales representatives receive commissions payable monthly averaging approximately 5% of all orders shipped to their accounts and are free to market products other than the Company's. All orders for the Company's products are processed and filled at the Company's executive offices and warehouse located at 2301 N.W. 33rd Court, Pompano Beach, Florida, and, as to Low Glow products, at Low Glow's office located at 2649 Mercy Drive, Orlando, Florida 32808. Although management believes that the use of independent sales representatives is an effective method to market its products, the Company intends to develop its own sales force and in-house telemarketing staff to augment the marketing efforts of the independent sales representatives.

      All aspects of the Company's product development and advertising program are done in house, primarily through Spencer Krumholz and Louis Weiner, who are officers of the Company. The Company's products are sold in distinctive, full-color, bilingual clam-shell packaging designed to build brand name recognition and to easily identify the product as being supplied by the Company, regardless of the manufacturing source.

      The Company engages in direct consumer advertising and sells its products through major retailers and wholesalers such as Pep Boys, Trak Auto, J. C. Whitney Company, Circuit City, and Joe Amato's Keystone Automotive Warehouse. Presently, no retailer accounts for more than 3% of annual sales. In 1998, the Company's sales to Circuit City accounted for nearly eight percent (8%) of its annual sales. The Company also has many export customers in Europe, Canada, South America and the Pacific Rim. The Company intends to seek sales agreements with other major retailers in order to increase its product distribution and sales.

      The Company regularly exhibits at major trade shows, including the Consumer


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Electronics and SEMA/APAA shows held annually in Las Vegas.

      Manufacturing and Sources of Supply

      The Company currently purchases its products from several manufacturers based in the Far East, principally China. The Company's Low Glow products are manufactured in the United States. The Company continues to maintain direct working relationships with its manufacturers and regularly monitors their performance. All products are randomly tested by the Company to assure quality and reliability. The Company works closely with its manufacturers to assure timely delivery of high-quality, low-cost products that meet the Company's specifications. By using outside manufacturers for its products, the Company is able to minimize capital expenditures while maintaining flexibility in response to changing production costs and market demands.

      The Company's products are manufactured according to management's projections of product sales based on recent sales results, current economic conditions and prior experience with manufacturing sources. In order to be able to quickly fill orders from customers, the Company must maintain significant inventories. The average lead time from the commitment to purchase products through production and shipment ranges from approximately 30 to 45 days. The Company acquires its products on a purchase order basis. As is common in the industry, the Company experiences short-term inventory shortages with respect to a limited number of products. However, management believes that inadequate working capital and financing lines of credit, rather than manufacturing difficulties, have been the primary cause for any inventory shortages. The Company has generally experienced no material difficulties in obtaining adequate quantities of most products from its manufacturers.

      Although the Company has an excellent relationship with its manufacturers, consistent with the general practice in the industry the Company has no long-term contracts with these manufacturers. The Company's suppliers require payment of the purchase price by wire transfer upon shipment. None of the Company's suppliers requires letter of credit financing. The Company believes that it could arrange for alternative suppliers within a reasonable time period on terms that would not be materially different from those currently available to the Company.

      The Company currently has a $400,000 line of credit from Colonial First Bank, Boca Raton, Florida. The line of credit bears interest at the rate of 2% over the prime rate of interest, is secured by a personal guarantee from Mr. Krumholz and expires on September 30, 2000. The Company uses the proceeds of this line of credit to finance purchases of products from its suppliers. The Company expects that upon the expiration of its line of credit the line of credit will be renewed.

      As a substantial portion of the Company's products are manufactured in the Far East,


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the availability and cost of products manufactured could be adversely affected if political or economic conditions in this region were to deteriorate. The cost of the Company's products could also be affected by the tariff structure imposed on imports or other trade policies of the United States or other governments, which could adversely affect the Company. The prices for products purchased by the Company are stated in United States dollars at the time orders are placed. As a result, the Company does not bear the risk of fluctuations in currency rates between the time its products are ordered and the time they are shipped.

      Competition

      The automotive aftermarket industry is highly fragmented and competitive. Key competitive factors in the automotive aftermarket include the ability to promptly fill orders from inventory, the range of unique products offered, and the speed and cost of product delivery. The Company intends to compete on these bases, as well as on the bases of product quality and brand name recognition. The Company competes with companies involved in the manufacture, assembly and distribution of aftermarket automotive products, some of which companies are substantially larger and have significantly greater resources than those of the Company. The cost of entry into the niche occupied by the Company today is rather substantial, including start-up costs and tooling. In addition, many of the products that the Company offers are purchased on an exclusive basis from outside vendors.


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

      Trademarks

      In the course of its business, the Company employs, and intends to increase the usage of, various trademarks, trade names and service marks, including its logo, in the packaging and advertising of its products. The Company believes that the use of service marks, trademarks and trade names are of considerable value and importance to its business and intends to continue to protect and promote its marks as appropriate. The Company's Liteglow(R) and Low Glow(R) trademarks are registered with the United States Patent and Trademark Office. The Company believes that its trademarks and the associated recognition, reputation and customer loyalty will contribute to the success of the Company's business.

      Regulation

      Certain of the Company's operations are subject to governmental regulations. Compliance with federal, state, local and foreign laws and regulations has not had, and is not anticipated to have, a material adverse effect on the business of the Company. The Company believes that it is in material compliance with all such regulations, and is not aware of any regulatory initiatives that areas expected to have a material adverse affect on the business.

      Certain state or local motor vehicle laws restrict or prohibit the use of specialty lighting, such as certain of the Company's neon lights products, on state and local roadways. In virtually all of such states, however, the installation of such lights is not prohibited nor is the use of such lights for off-road driving prohibited.

      Employees

      As of June 30, 1999, the Company employed thirty-five persons, fifteen of whom are based at the Company's headquarters facility and twenty of whom work in its Orlando, Florida, manufacturing plant. The Company's employees are not represented by a union and the Company believes that its relations with its employees are good.


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

Item 2. Management's Discussion and Analysis or Plan of Operation

      The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this Registration Statement.

Results of Operations

      Years Ended December 31, 1997 and 1998.

      Net sales for the year ended December 31, 1998, increased to $2,890,513 compared to $2,673,387 for the year ended December 31, 1997. For those same periods cost of sales increased from $1,523,689 to $1,849,993, and gross profit decreased from $1,149,698 to $1,040,520. For the same periods, the Company's selling, general and administrative expenses increased from $1,723,499 to $2,398,490, resulting in an increased operating loss from $573,801 to $1,357,970. The Company experienced a substantial increase in selling, general and administrative expenses in 1998 as it increased its staff and purchased increased amounts of advertising in anticipation of a significant increase in business, which did not occur in 1998. In 1998, the Company's management believed that the Company would see material sales increases from its Low Glow acquisition in 1997 and its acquisition of the assets of B&B Associates in 1998, which is described in the next paragraph. Both purchases did not meet management's expectations for increased sales. The Company also incurred substantial professional fees in connection with initiating the process of becoming a reporting company and filing this Registration Statement. The Company incurred additional expenses as a consequence of legal actions in which it became or continued to be involved in 1998, as compared to 1997, and lost net sales and gross profit from the purchase of defective products from its manufacturers.

      In the six months ended December 31, 1998, the Company experienced substantial defects in its products caused by its overseas suppliers. As a consequence, management believes that the Company lost approximately $300,000 to $400,000 in sales, which in turn resulted in lost profits. While defective products were substantially returnable to suppliers, the Company could not recover its lost sales or the profits from those sales. Further, management believes that the Company lost significant numbers of customers during that period and is unable to determine whether the customers will return as buyers of the Company's products in the future.

      In September 1998, the Company acquired the assets and assumed certain liabilities of B&B Associates, a California proprietorship engaged in the car security business. The Company experienced substantial difficulties in implementing its business plan with respect to the B&B business that it acquired and discontinued its B&B business in the first quarter of 1999. The Company recorded an estimated loss for the disposal of its B&B Associates assets in the amount of $382,889 in the year ended December 31, 1998. This loss, together with the Company's loss from continuing operations in 1998 of $1,491,540, resulted in a net


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loss of $1,917,540 in the year ended December 31, 1998, compared to a loss of
$614,034 for calendar year 1997.

      Six Months Ended June 30, 1998 and 1999.

      The Company's revenues increased from $1,355,953 for the six months ended June 30, 1998, to $2,334,768 for the six months ended June 30, 1999, and for these periods the Company's gross profit increased from $651,052 to $1,277,920. Selling, general and administrative expenses remained substantially the same in each of these periods. The Company had net income of $325,940 for the six months ended June 30, 1999, compared to a net loss of $366,998 for the six months ended June 30, 1998.

      In the six months ended June 30, 1999, the Company instituted a cost-cutting program and implemented more stringent financial controls. Also in that period the Company increased sales from its Low Glow business by approximately 50%, substantially as a result of increased sales at car shows. The Company had an increase in the sales of its Liteglow products of approximately 60% for the six months ended June 30, 1999, compared to the comparable 1998 period as a result of the introduction of new products and increased sales to chain stores. The Company's cost of goods sold increased from $705,000 to $1,056,000 for the six months ended June 30, 1999, compared to the comparable 1998 period, while gross profit increased from $651,000 to $1,277,000 for the comparable periods. The increase in gross profit from approximately 48% to approximately 55% of sales resulted from more cost- effective purchases from Chinese suppliers and increased margins from the sales of new products. The Company reduced selling expenses by reducing travel costs, trade show expenses and an officer's salary. The Company also reduced product packaging costs and the cost of product development.

      Management believes that its focus on more cost-advantaged purchases from its overseas suppliers, together with a reduction in selling, general and administrative expenses, will result in increased profit margins. Management further believes that the Company will continue to develop relationships with its principal retailers and, through the development of those relationships and the continuing introduction of new products, will increase both its sales and net profits. Management is aware, however, that the Company's products are discretionary items and that their purchase is dependent in large part on local, regional and national economic conditions existing from time-to-time. Accordingly, the Company's operating results for the first six months of calendar year 1999 reflect the cost controls, marketing programs, new and improved customer relationships, and new product introductions which the Company implemented during that period, but there can be no assurance that the Company will experience similar results in the future.

Liquidity and Capital Resources

      Years Ended December 31, 1997 and 1998.

      Total current assets increased from $660,663 at December 31, 1997, to $836,505 at December 31, 1998, primarily as a result of an increase in accounts receivable and, to a lesser extent, increases in inventory, cash and prepaid expenses. The Company's total assets increased from $1,169,455 to $1,347,106 for the comparable periods, primarily as a result of increased current assets.

      The Company increased its line of credit from $270,000 at December 31, 1997, to $380,000 at December 31, 1998, to meet increased cash demands of its business. Accounts payable decreased from $296,297 at December 31, 1997, to $134,663 at December 31, 1998, as the Company used its line of credit and income from operations to reduce its accounts payable. The Company had a substantial increase in accrued liabilities from $15,923 at December 31, 1997, to $142,684 at December 31, 1998, and a loss on the disposal of its Liteglow California subsidiary. Both the increase in accrued liabilities and the accrued loss on disposal of its subsidiary resulted from the Company's acquisition and disposition of its B&B assets.

      Six Months Ended June 30, 1998 and 1999.

      The Company's cash increased from $68,296 at December 31, 1998, to $111,142 at June 30, 1999. For the same period, its accounts receivable increased from $245,964 to $587,111. Inventory increased from $457,634 at December 31, 1998, to $543,615 at June 30, 1999, and prepaid expenses increased from $64,611 to $208,111 during the same period. The increase in accounts receivable, inventory and prepaid expenses resulted from substantial increases in sales, as the Company purchased additional inventory and prepaid suppliers to meet demand for its product.

      Also as a consequence of increased sales, the Company's accounts payable increased from $134,663 at December 31, 1998, to $249,663 at June 30, 1999.
Accrued liabilities decreased from $142,684 to $61,601 during that period as a consequence of the Company's disposal of its B&B assets and business.

      The Company had a loss from operations in 1998 and 1997 and negative cash flows from operations at December 31, 1998 and 1997. For the first six months of 1999, the Company had an operating profit, but negative cash flow from operations, of $258,118. The Company used cash provided by financing activities of $368,574 to meet its cash requirements for the six months ended June 30, 1999. The Company's negative cash flow from operations in the first six months of 1999 was due to an increase in accounts receivable, inventory and prepaid expenses.

      The Company's loss from operations in 1997 and 1998 and negative cash flows from operations at December 31, 1997 and 1998 raise substantial doubt about the Company's ability to continue as a going concern. Management's plan is to operate profitably through increased sales, introduction of new products, increases in margins, and reduction of selling, general and administrative expenses. Management believes these efforts will generate positive cash flow during the balance of 1999 and in 2000.

      Management believes that the Company's current capital resources are sufficient for its needs if the Company continues to operate its business solely from cash from operations. However, management believes that in order for the Company to continue to expand its revenues and business base at the same rate as has occurred in the first six months of 1999, the Company will need additional capital resources. Management does not believe that the Company can obtain significant capital from additional borrowing and, accordingly, anticipates that the Company will undertake to raise additional equity capital on a private or public basis in 2000. The Company has not had any discussions with any investment banking firm or underwriter with respect to any such placement or underwriting and is unable to anticipate whether or when any such financing may occur or, if it does occur, to what extent a financing will benefit the Company.

      The Company believes that its results will continue to be subject to prevailing economic conditions, over which it has no control; to competition; and to the quality of its relationships with its suppliers and retailers. The Company anticipates that it will be able to compete effectively in the automotive accessories market through the merchandising and improvement of its existing products and the development of new products. The Company continues to develop new manufacturing sources to improve the quality and cost of its products.

Year 2000 Issues

      The Company presently believes that its computers are Y2K compliant and anticipates no Y2K impact in connection with its suppliers or customers. The Company continues to assess its Year 2000 compliance status and the compliance status of its suppliers and customers.

      Based on ongoing assessments, the Company believes that no significant modifications of existing computer software will be required. The Company believes that its computer systems will function properly with respect to dates in the Year 2000 and thereafter. The Company also believes that any costs related to the Year 2000 issue will not be significant.

      In the event that the Company experiences Y2K problems, the Company will acquire such technical advice and new software and hardware as may be necessary to be compliant.

Item 3. Description of Property

      The Company leases an aggregate of 16,000 square feet of office and warehouse space within a 500,000 square foot industrial park located at 2301 N.W. 33rd Court, Pompano Beach, Florida 33069. The Company's Low Glow subsidiary leases 3000 square feet of office, warehouse and manufacturing space in an industrial park located at 2649 Mercy Drive, Orlando, Florida 32808. The Company intends to move its headquarters into a 25,000 square foot space in the same industrial park in January 2000, but has not completed negotiations for that space.

Item 4. Security Ownership of Certain Beneficial Owners and Management

      The table below sets forth information with respect to the beneficial ownership of the Common Stock by (i) each of the executive officers and directors of the Company, (ii) each person known by the Company to be the beneficial owner of five percent or more of the outstanding Common Stock, and
(iii) all executive officers and directors as a group, as of August 1, 1999. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

Name and Address of               Number of Shares            Percentage
Beneficial Owner                  of Beneficially Owned       Ownership of Class
----------------                  ---------------------       ------------------
Spencer Krumholz(1)(2)(3)              5,087,918                   56.97%
2301 NW 33rd Court #104
Pompano Beach, FL 33069

Arlene Krumholz(1)(3)                     79,168                    2.01%
2301 NW 33rd Court #104
Pompano Beach, FL 33069

Michael Krumholz(4)                        1,667                     .04%
2301 NW 33rd Court #104
Pompano Beach, FL 33069

Louis Weiner(1)                              834                     .02%
2301 NW 33rd Court #104
Pompano Beach, FL 33069

All Executive Officers                 5,169,587                   57.88%
and Directors as a group
(4 persons)(2)

----------
(1)   Officer and Director.
(2) Pursuant to Rule 13d-3, includes 5,000,000 shares of Common Stock into which Mr. Krumholz's 1,000,000 shares of Preferred Stock are convertible.
(3) Spencer Krumholz and Arlene Krumholz are husband and wife. Mrs. Krumholz disclaims beneficial ownership of her husband's shares of both Common and Preferred Stock.
(4)   Officer. Michael Krumholz is the son of Spencer and Arlene Krumholz.
----------

      The Company has authorized, issued and outstanding 1,000,000 shares of preferred stock, all of which are designated Series A Convertible Preferred Stock and are owned of record and beneficially by Spencer Krumholz. See Item 8, "Description of Securities," for a description of the Series A Convertible Preferred Stock.

Item 5. Directors, Executive Officers, Promoters and Control Persons

      The following sets forth the names and ages of the Company's officers and directors. The directors of the Company are elected annually by the shareholders, and the officers are appointed annually by the board of directors.

Name                     Age         Position
----                     ---         --------

Spencer Krumholz         55          Chairman of the Board, President,
                                     Chief Executive Officer

Arlene Krumholz          54          Vice President, Secretary

Louis Wiener             62          Vice President, Chief Operating Officer

Michael Krumholz         27          Vice President-Sales and Marketing

      Spencer Krumholz has been Chairman and Chief Executive Officer of the Company and its predecessor since 1994. Mr. Krumholz founded K&S Speed Shop, which sold high performance and specialty automotive parts, in Long Island, New York, in 1961 and was its president from that time until 1972. In 1973, he founded Specialty Representatives, Inc., a sales representative agency which marketed and sold basic automotive accessories to major chains. Mr. Krumholz founded Tech Guard Industries, Ltd., in 1984 to market and sell a two-wire remote car alarm system, and served as the president of that company until 1990. In June 1991 Mr. Krumholz founded Koolglow Industries, Inc., to market and sell neon license plate frames. In December 1992 Mr. Krumholz sold Koolglow Industries, Inc., to Bluechip Computerware, a NASDAQ company.

      Arlene Krumholz has been an officer and director of the Company and its predecessor, Liteglow Industries, Inc., a Florida corporation, since 1994.

      Louis Wiener has been a graphic designer and artist for thirty-five years. He joined the Company's predecessor in 1994. Prior to that time, Mr. Wiener had his own independent graphics design business.

      Michael Krumholz joined the Company in 1997, when he graduated from college. He has a Masters Degree in sports marketing from the University of Miami. Mr. Krumholz works with and trains the Company's sales representatives.

      Directors are elected annually and hold office until the next annual meeting of the shareholders of the Company or until their successors are elected and qualify. Officers serve at the discretion of the Board of Directors. The Company does not pay any cash compensation for attendance at directors meetings or participation at directors functions.

Item 6. Executive Compensation

      The following tables and notes present for the three years ended December 31, 1998, the compensation paid by the Company to the Company's chief executive officer. No other executive officer of the Company received compensation which exceeded $100,000 during any of the three years ended December 31, 1998.

                           Summary Compensation Table

------------------------------------------------------------------------------------------
                                                        Long-Term Compensation
                                          ------------------------------------------------
                                                    Awards                   Payouts
------------------------------------------------------------------------------------------
                                          Restricted     Securities
Name and Principal                        Stock          Underlying        All Other
Position              Year    Salary ($)  Award(s)($)    Options/SARs(#)   Compensation($)
(a)                   (b)     (c)         (f)            (g)               (i)(2)
------------------------------------------------------------------------------------------
Spencer Krumholz      1998    $150,000    $55,000(1)     ---               $27,000
Chairman, President,  1997    $75,000     ---            ---               $22,800
CEO                   1996    $50,000     ---            ---               $10,000
------------------------------------------------------------------------------------------

----------
(1) The value of the restricted stock award has been determined by multiplying the shares of common stock into which Mr. Krumholz's 1,000,000 shares of Series A Convertible Preferred Stock are convertible by a value of .011 per share, which is the closing bid price of the Company's Common Stock on December 31, 1998. The bid price at December 31, 1998, does not reflect the Company's 1 share for 60 share reverse stock split which occurred prior to that date and which was not reflected in the trading price for the common stock until January 13, 1999. Shares of Common Stock were issued to Mr. Krumholz and members of his family in 1998 and 1997. The issuances were rescinded in December 1998 and the Company recorded no compensation for the issuance of the Common Stock. See Note 11 to the Company's audited consolidated financial statements.
(2) Consists of cash payments for premiums on life insurance policies owned by Mr. Krumholz and payments for Company-owned or leased vehicles used by Mr. Krumholz.

----------

      As of December 31, 1998, the number and value of the aggregate restricted stockholdings of the persons named in this table, including shares held by them indirectly, was as follows:

      Name                            Shares                  Value(1)
      ----------------                -------------           --------
      Spencer Krumholz                5,087,918               $55,967
      Arlene Krumholz                 79,168                  $871
      Louis Weiner                    834                     $9
      Michael Krumholz                1,667                   $18

----------
(1) The value of the restricted shares of common stock has been determined using the closing bid price at December 31, 1998, of $.011 per share. The number of shares of common stock which appear in this table is stated on a post-split basis, although the Company's common stock did not begin trading on a post-split basis until January 13, 1999. In accordance with Rule 13d-3, Mr. Krumholz's shares include the shares of Common Stock underlying his shares of Preferred Stock. On January 13, 1999, the Company's stock traded at a high and low bid price of approximately $.20 per share.

----------

Item 7. Certain Relationships and Related Transactions

      On August 8, 1996, the Company merged with Liteglow Industries of Florida, Inc. In connection with the merger, the shareholders of Liteglow Industries of Florida, Inc., received 7,385,000 shares of the Company's common stock.

      In 1997 and 1998, the Company issued approximately 56,500,000 shares of common stock to Spencer Krumholz and family members at no cost. The shares issued to him during 1997 and 1998 were rescinded retroactively in December 1998. Subsequent to that recision, on December 31, 1998, Mr. Krumholz was issued 1,000,000 shares of Series A Convertible Preferred Stock.

      The Company employs both Spencer Krumholz and his son, Michael Krumholz on a salaried basis. Neither Spencer nor Michael Krumholz has a written employment agreement with the Company.

      In October 1997, the Company redeemed 1,250,000 shares of the Company's common stock for $187,500 in settlement of a portion of an outstanding receivable from Mr. Krumholz, which was incurred over a period of time. At December 31, 1998, Spencer Krumholz had $58,355 outstanding in loans to the Company.

Item 8. Description of Securities

      The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Articles of Incorporation and Bylaws, copies of which will be furnished to an investor upon written request therefor.
See "Additional Information."

Common Stock

      The Company is authorized to issue 10,000,000 shares of Common Stock, par value $.001 per share. As of August 1, 1999, the Company had 3,931,087 shares of common stock issued and outstanding. On December 31, 1998, the Company's shares were reverse-split on a 1 share for 60 share basis and the Company's authorized shares of Common Stock were reduced at the same time from 200,000,000 shares (which was the number of shares authorized in October 1998) to 10,000,000.

      The holders of shares are entitled to equal dividends and distributions per share with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares. Each share is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common shares do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock

      The Company has authorized 1,000,000 shares of preferred stock, all of which are designated Series A Convertible Preferred Stock ("Preferred Stock") and all of which were issued and outstanding at August 1, 1999.

      Each holder of shares of Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock are convertible. Except as otherwise provided by law, holders of Preferred Stock vote together with holders of Common Stock as a single class. The consent of not less than two-thirds of the outstanding shares of Preferred Stock, voting separately as a class, is necessary for the Company to sell all or substantially all of its assets or to effect any merger, consolidation, share exchange or similar transaction to which the Company is a party, or to enter into any other transaction resulting in the acquisition of a majority of the outstanding voting stock of the Company by another corporation or entity.

      Holders of the Preferred Stock have the right to convert their shares into shares of Common Stock on the basis of five shares of Common Stock for each share of Preferred Stock. The conversion rate is subject to adjustment for certain stock splits and combinations, a stock dividend or distribution by the Company, and certain other changes in the Company's capital structure, including any change on merger or reorganization.

      The holders of Preferred Stock have a liquidation preference equal to $.10 per share of Preferred Stock, plus accrued and unpaid dividends, if any, and interest thereon. The Preferred Stock does not have a dividend preference.

Dividend Policy

      The Company has not paid any dividend to its shareholders for any class of stock and does not anticipate paying any such dividend in the foreseeable future.

Transfer Agent

      The Company's registrar and transfer agent is Alpha Tech Stock Transfer, 4505 S. Wasaich Blvd., Suite 205-A, Salt Lake City, Utah 84124.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

      The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol LTGL.

      The following bid quotations have been reported for the period beginning September 30, 1997, and ending June 30, 1999.

                                                    Bid Prices
                                                    ----------
      Period                                  High               Low
      ------                                  ----               ---

Quarter Ended September 30, 1997              .11               .050
Quarter Ended December 31, 1997               .18               .050
Quarter Ended March 31, 1998                  .10               .033
Quarter Ended June 30, 1998                   .082              .044
Quarter Ended September 30, 1998              .047              .010
Quarter Ended December 31, 1998               .011              .0051
Quarter Ended March 31, 1999(1)               .46               .201
Quarter Ended June 30, 1999                   .90               .21

----------
(1) On January 13, 1999, the Company's common stock began trading on a basis reflecting its 1998 year-end 1 for 60 share reverse stock split.

----------

      Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission. Such quotes are not necessarily representative of actual transactions or of the value of the Company's securities, and are in all likelihood not based upon any recognized criteria of securities valuation as used in the investment banking community.

      The Company has been advised that 15 member firms of the NASD are currently acting as market makers for the common stock.

      As of August 1, 1999, there were 352 holders of record of the Company's common stock. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners.

      As of August 1, 1999, there were 3,931,087 shares of common stock issued and outstanding. Of those shares 203,251 shares are "restricted" securities of the Company within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Of these restricted securities, 168,753 shares held by affiliates may be sold pursuant to a registration statement or pursuant to Rule 144.

      In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (in general, a person who has a control relationship with the Company), who has owned restricted securities of common stock beneficially for at least one year is entitled to sell, within any three-month period, that number of shares of a class of securities that does not exceed the greater of
(i) one percent (1%) of the shares of that class then outstanding or, if the common stock is quoted on NASDAQ, (ii) the average weekly trading volume of that class during the four calendar weeks preceding such sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and has beneficially owned shares of common stock for at least two (2) years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

      No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock prevailing from time-to-time. Sales of substantial amounts of Common Stock on the public market could adversely affect the prevailing market price of the Common Stock.

      The Company has never paid a cash dividend on its Common Stock. The payment of dividends may be made at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's operations, its capital requirements, and its overall financial condition.

Item 2. Legal Proceedings

      The Company is a party to the following legal proceedings.

      In September 1997, the Company, its transfer agent, and Russo Securities, Inc., a broker-dealer, were sued by Michael Angelo in the Third Judicial District Court for Salt Lake County, Utah. The complaint seeks revision of the sale to the Plaintiff of securities of the Company's predecessor, Liteglow Industries, Inc., a Florida corporation, in 1996. The complaint alleges that the plaintiff purchased securities which he believed were free-trading shares, but that the Company's transfer agent, Alpha Tech, refused to transfer the shares when they were presented for transfer. The complaint also alleges misrepresentation by a person claimed to be a selling agent of the Company and that the sale of the shares should have been registered under the Utah blue sky law. The complaint seeks recision of the original $50,000 stock purchase and additional damages of $38,750. The Company has vigorously defended the suit and believes that it will prevail if the matter goes to trial. No trial date has been set.

      In April 1999, Ronald Basoff d/b/a B&B Associates sued Liteglow Industries, Inc., and Spencer Krumholz in Los Angeles County, California, Superior Court. In May 1999 the Company sued Ronald Basoff individually and d/b/a B&B Associates, and his brother, David Basoff, in the same court. Both actions arose out of the acquisition of Ronald Basoff's automobile accessories business, B&B Associates, by the Company in 1998. The Basoff complaint alleges, among other things, breach of contract by the Company and seeks to recover damages and to foreclose on the assets sold by Mr. Basoff to the Company's subsidiary, Liteglow Industries of California, Inc. The Company's complaint seeks, among other things, the appointment of a receiver and damages from Mr. Basoff. The action by Mr. Basoff also claims a breach of his employment agreement with Liteglow Industries of California, Inc. The Company has been advised by its California counsel that the Los Angeles County Superior Court has ordered arbitration of both matters in Fort Lauderdale, Florida, in accordance with the terms of the original asset purchase agreement between Liteglow Industries of California, Inc., and Ronald Basoff, and that both California actions have been stayed pending completion of arbitration. The Company believes that Mr. Basoff's complaint against the Company is without merit. The Company intends to proceed with arbitration expeditiously and does not anticipate that either of these suits, nor the arbitration, will have a material adverse impact upon the Company.

      The Company is a party to routine litigation incidental to its business from time-to-time.

Item 3. Changes In and Disagreements With Accountants

      None.

Item 4. Recent Sales of Unregistered Securities.

      In 1997, the Company issued 450,000 shares of Common Stock as part of the consideration for its acquisition of the assets of KJK Marketing, Inc., which does business under the name "Low Glow." The Company has assigned a value of $.33 per share to these securities. These securities were issued pursuant to
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

      In 1997, the Company issued 2,395,000 shares of Common Stock to various consultants for services rendered. The Company has valued the consideration for these shares at $168,100. In 1998, 2,145,000 of these shares were repurchased by the Company for a cash payment of $127,800. The sale and repurchase of these securities were effected pursuant to Section 4(2) of the Securities Act.

      In 1997, the Company issued 16,500,000 shares to the Company's president and family members at no cost. The Company issued an additional 40,000 shares of Common Stock to the President and family members in 1998, also at no cost. All of these issuances were rescinded in December 1998 and the Company has not recorded any compensation in connection with the issuance of these shares. All of these shares were issued and rescinded pursuant to Section 4(2) of the Securities Act.

      In December 1998 the Company issued 1,000,000 shares of Preferred Stock to its president under Section 4(2) of the Securities Act for compensation which the Company has valued at $50,000.

      During the course of 1998 the Company issued 19,894,995 shares of Common Stock to sophisticated private investors pursuant to Regulation D, Rule 504. The price of the stock ranged from $.20 per share to $.05 per share throughout the year. The total consideration obtained from the issuance of these shares was $814,991.

      In January and February 1999, the Company issued 1,300,000 shares of Common Stock to sophisticated private investors pursuant to Regulation D, Rule 504 for cash consideration of $225,000.

      In April 1999, the Company issued 250,000 shares of common stock to sophisticated private investors at a price of $50,000 pursuant to Regulation D, Rule 504.

Item 5. Indemnification of Directors and Officers

      The statutes, charter provisions, by-laws, contracts or other arrangements under which controlling persons, directors or officers of the Company are insured or indemnified in any manner against any liability which may occur in such capacity are as follows:

      Utah Revised Business Corporation Act Section 16-10a-902 provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if (a) his conduct was in good faith; (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The corporation may not indemnify a director under Section 16-10a-902 in connection with the proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in its official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

      Utah Revised Business Corporation Act Section 16-10a-903 states that unless limited by its articles of incorporation, a corporation shall indemnify a director who is successful on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or other matter in the proceeding to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

      Utah Revised Business Corporation Act Section 16-10a-907 states that an officer of a corporation is entitled to mandatory indemnification under Section 16-10a-903 to the same extent as a director, and that a corporation may indemnify and advance expenses to an officer of the corporation to the same extent as to a director. Section 16-10a-907 also provides that a corporation may indemnify and advance expenses to an officer who is not a director to a greater extent, if not inconsistent with public policy, as provided by its articles of incorporation, by-laws, general or specific action of its board of directors, or contract.

      Utah Revised Business Corporation Act Section 16-10a-909 states that a provision treating a corporation's indemnification of or advance of expenses to directors is valid if and only to the extent the provision is not inconsistent with Part 9 of the Revised Business Corporation Act, which contains the provisions discussed in the preceding portions of this Item 5.

                                    PART F/S

                          Index to Financial Statements

Consolidated Financial Statements (audited)

Report of Independent Certified Public
 Accountant...................................................................

Consolidated Balance Sheets-Assets
 December 31, 1998 and 1997...................................................

Consolidated Balance Sheets-Liabilities and
 Stockholders' Equity-December 31, 1998 and 1997..............................

Consolidated Statement of Operations
 Year Ended December 31, 1998 and 1997........................................

Consolidated Statements of Changes in
 Stockholders' Equity-December 31, 1998 and 1997..............................

Consolidated Statements of Cash Flows
 Year Ended December 31, 1998 and 1997........................................

Notes to Financial Statements.................................................

Consolidated Interim Financial Statements (Unaudited)

Consolidated Balance Sheets-Assets
 June 30, 1999 and December 31, 1998..........................................

Consolidated Balance Sheets-Liabilities and Stockholders'
 Equity-June 30, 1999 and December 31, 1997...................................

Consolidated Statement of Operations
 Six Months Ended June 30, 1999 and 1998......................................

Consolidated Statements of Cash Flows
 Six Months Ended June 30, 1999 and 1998......................................

Notes to Financial Statements.................................................

                            DASZKAL, BOLTON & MANELA
                          CERTIFIED PUBLIC ACCOUNTANTS
                   A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

        240 W. PALMETTO PARK ROAD, SUITE 300 o BOCA RATON, FLORIDA 33432
                   TELEPHONE (561) 367-1040 FAX (561) 750-3236

JEFFREY A. BOLTON, CPA, P.A.                    MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.                   OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN, CPA, P.A.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Liteglow Industries, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Liteglow Industries, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of Liteglow Industries, Inc. and subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liteglow Industries, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company experienced a loss from operations in 1998 and 1997 and had negative cash flows from operations at December 31, 1998 and 1997. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 17.


Boca Raton, Florida
May 21, 1999

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                     ASSETS

                                                         1999           1998
                                                      ----------     ----------
Current assets:
   Cash                                               $   68,296     $   48,248
   Accounts receivable                                   245,964        162,860
   Inventory                                             457,634        406,955
   Prepaid expenses                                       64,611         42,600
                                                      ----------     ----------

         Total current assets                            836,505        660,663
                                                      ----------     ----------

Property and equipment:
   Property and equipment, at cost                       277,398        268,817
   Less accumulated depreciation                         (49,153)       (58,786)
                                                      ----------     ----------

         Property and equipment, net                     228,245        210,031
                                                      ----------     ----------

Other Assets:
   Goodwill, net                                         209,097        220,250
   Advances to stockholder                                58,355         57,811
   Deposits                                               14,904         18,576
   Other                                                      --          2,124
                                                      ----------     ----------
         Total other assets                              282,356        298,761
                                                      ----------     ----------

            Total assets                              $1,347,106     $1,169,455
                                                      ==========     ==========

          See accompanying notes to consolidated financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                     1998           1997
                                                                 -----------    -----------
Current liabilities:
   Line-of-credit                                                $   380,000    $   270,000
   Accounts payable                                                  134,663        296,297
   Accrued liabilities                                               142,684         15,923
   Accrued loss on disposal of subsidiary                            105,088             --
   Current maturities of note payable                                 19,215          7,245
   Current maturities of capital leases                               12,974          4,273
                                                                 -----------    -----------

         Total current liabilities                                   794,624        593,738
                                                                 -----------    -----------

Long-term liabilities (exclusive of current maturities):
   Note payable                                                      140,716         31,012
   Capital leases payable                                             26,216          2,315
                                                                 -----------    -----------

         Total long-term liabilities                                 166,932         33,327
                                                                 -----------    -----------

         Total liabilities                                           961,556        627,065

Commitments and contingencies                                             --             --

Stockholders' equity:
Common stock, $.001 par value; authorized, 10,000,000 shares -
   1998; 100,000,000 - 1997, issued and outstanding 1998 -
   2,376,740 and 1997 - 48,646,064 shares                              2,377         48,646
Preferred stock, $.001 par value, authorized 1,000,000 shares;
   issued and outstanding 1998 - 1,000,000 and 1997 - 0 shares         1,000             --
Additional paid-in capital                                         3,146,768      1,340,799
Accumulated deficit                                               (2,764,595)      (847,055)
                                                                 -----------    -----------

         Total stockholders' equity                                  385,550        542,390
                                                                 -----------    -----------

Total liabilities and stockholders' equity                       $ 1,347,106    $ 1,169,455
                                                                 ===========    ===========

          See accompanying notes to consolidated financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      YEAR ENDED DECEMBER 31, 1998 AND 1997

                                                              1998           1997
                                                          -----------    -----------
Revenues                                                  $ 2,890,513    $ 2,673,387

Cost of sales                                               1,849,993      1,523,689
                                                          -----------    -----------

Gross profit                                                1,040,520      1,149,698

Selling, general and administrative expenses                2,398,490      1,723,499
                                                          -----------    -----------

Operating loss                                             (1,357,970)      (573,801)

Other income (expenses):
  Interest expense                                            (43,384)       (30,809)
  Loss on disposal of assets                                  (90,186)            --
                                                          -----------    -----------

            Total other (expenses)                           (133,570)       (30,809)
                                                          -----------    -----------

Loss from continuing operations
  before income taxes                                      (1,491,540)      (604,610)

Provision for income taxes                                         --         (9,424)
                                                          -----------    -----------

Loss from continuing operations                            (1,491,540)      (614,034)
                                                          -----------    -----------

Discontinued operations (Note 17)
  Loss from operations of discontinued subsidiary
  B & B Associates                                            (43,111)            --

  Estimated loss on disposal of B & B Associates,
  provision for 1999 losses including provision of
  $105,088 for operating losses during phase out period      (382,889)            --
                                                          -----------    -----------

Net loss                                                  $(1,917,540)   $  (614,034)
                                                          ===========    ===========

Net loss per share (basic and diluted)                    $     (1.10)   $     (1.23)
                                                          ===========    ===========

Weighted average common shares outstanding                    500,912      1,743,572
                                                          ===========    ===========

          See accompanying notes to consolidated financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                           DECEMBER 31, 1998 AND 1997

                                                      COMMON                    Preferred
                                             ------------------------    -----------------------
                                               Shares        Amount        Shares       Amount
                                             ----------    ----------    ----------   ----------
Balance, January 1, 1997                     10,656,069    $   10,656            --   $       --

Net proceeds from issuance of common stock   19,894,995        19,895            --           --

Stock acquired to repay officer debt                 --            --            --           --

Retirement of treasury stock                 (1,250,000)       (1,250)           --           --

Stock issued for services and compensation   18,895,000        18,895            --           --

Issuance of common stock for the
   purchase of subsidiary                       450,000           450            --           --

Net loss                                             --            --            --           --
                                             ----------    ----------    ----------   ----------

Balance, December 31, 1997                   48,646,064    $   48,646            --   $       --
                                             ==========    ==========    ==========   ==========

                                             Additional                                  Total
                                               Paid-in     Treasury     Accumulated  Stockholders'
                                               Capital       Stock        Deficit       Equity
                                             ----------   ----------    ----------    ----------
Balance, January 1, 1997                     $  246,948   $       --    $  (46,771)   $  210,833

Net proceeds from issuance of common stock      795,096           --            --       814,991

Stock acquired to repay officer debt                 --     (187,500)           --      (187,500)

Retirement of treasury stock                         --      187,500      (186,250)           --

Stock issued for services and compensation      149,205           --            --       168,100

Issuance of common stock for the
   purchase of subsidiary                       149,550           --            --       150,000

Net loss                                             --           --      (614,034)     (614,034)
                                             ----------   ----------    ----------    ----------

Balance, December 31, 1997                   $1,340,799   $       --    $ (847,055)   $  542,390
                                             ==========   ==========    ==========    ==========

(Continued on next page)

                See accompanying notes to financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                           DECEMBER 31, 1998 AND 1997

(Continued from previous page)

                                                       COMMON                        Preferred
                                            ----------------------------    ---------------------------
                                               Shares          Amount          Shares         Amount
                                            ------------    ------------    ------------   ------------
Balance, January 1, 1998                      48,646,064    $     48,646              --   $         --

Repurchase and retirement of common stock    (15,475,000)        (15,475)             --             --

Issuance of common stock for
    purchase of subsidiary                     1,000,000           1,000              --             --

Issuance of common stock                     110,578,333         110,578              --             --

Issuance of preferred stock
  for services                                        --              --       1,000,000          1,000

Repurchase of common stock                    (2,145,000)         (2,145)             --             --
                                            ------------    ------------    ------------   ------------

Subtotal                                     142,604,397         142,604       1,000,000          1,000

Reverse stock split (Note 11)               (140,227,657)       (140,227)             --             --

Net loss                                              --              --              --             --
                                            ------------    ------------    ------------   ------------

Balance, December 31, 1998                     2,376,740    $      2,377       1,000,000   $      1,000
                                            ============    ============    ============   ============

                                             Additional                                        Total
                                              Paid-in         Treasury     Accumulated     Stockholders'
                                              Capital          Stock         Deficit          Equity
                                            ------------    ------------   ------------    ------------
Balance, January 1, 1998                    $  1,340,799    $         --   $   (847,055)   $    542,390

Repurchase and retirement of common stock         15,475              --             --              --

Issuance of common stock for
    purchase of subsidiary                        99,000              --             --         100,000

Issuance of common stock                       1,627,922              --             --       1,738,500

Issuance of preferred stock
  for services                                    49,000              --             --          50,000

Repurchase of common stock                      (125,655)             --             --        (127,800)
                                            ------------    ------------   ------------    ------------

Subtotal                                       3,006,541              --       (847,055)      2,303,090

Reverse stock split (Note 11)                    140,227              --             --              --

Net loss                                              --              --     (1,917,540)     (1,917,540)
                                            ------------    ------------   ------------    ------------

Balance, December 31, 1998                  $  3,146,768              --   $ (2,764,595)   $    385,550
                                            ============    ============   ============    ============

                See accompanying notes to financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEAR ENDED DECEMBER 31, 1998 AND 1997

                                                                     1998           1997
                                                                 -----------    -----------
Cash flows from operating activities:
   Net loss                                                      $(1,917,540)   $  (614,034)
   Adjustments to reconcile net loss to net cash used by
      operating activities:
         Depreciation and amortization                                45,036         37,235
         Loss on disposal of assets                                   90,186             --
         Deferred income taxes                                            --          9,424
         Consulting and professional fees paid in common stock            --        168,100
         Compensation paid in common stock                            50,000             --
         Allowance for doubtful account                               (8,342)            --
         Allowance for inventory obsolescence                         41,500             --
         Estimated loss on sale of subsidiary                        382,889             --
   Changes in operating assets and liabilities net of effects from purchase of subsidiary:
         Accounts receivable                                         (74,762)       (51,839)
         Inventory                                                   (92,179)      (183,544)
         Prepaid expenses                                            (22,011)        16,300
         Deposits and other assets                                     5,796         (5,166)
         Accounts payable                                           (161,634)        98,537
         Accrued liabilities                                         130,752         (6,242)
                                                                 -----------    -----------
Net cash used by operating activities                             (1,530,309)      (531,229)
                                                                 -----------    -----------

Cash flows from investing activities:
   Purchase of subsidiary net of cash acquired                            --        (92,473)
   Purchase of subsidiary                                            (50,000)            --
   Purchases of property and equipment                               (64,821)      (106,590)
                                                                 -----------    -----------
Net cash used by investing activities                               (114,821)      (199,063)
                                                                 -----------    -----------

Cash flows from financing activities:
   Loan to shareholder, net                                             (544)      (133,908)
   Borrowings on line-of-credit                                      195,000        270,000
   Repayments on line-of-credit                                      (85,000)            --
   Issuance of note payable                                               --         42,148
   Repayment of note payable                                         (14,228)      (203,891)
   Repayment of capital leases                                        (9,934)       (14,349)
   Issuance of common stock                                          110,578        814,990
   Recision of common stock previously issued                       (127,800)            --
   Increase in additional paid-in capital                          1,627,922             --
   Advances to subsidiary                                            (70,912)            --
                                                                 -----------    -----------
Net cash provided by financing activities                          1,625,082        774,990
                                                                 -----------    -----------

          See accompanying notes to consolidated financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      YEAR ENDED DECEMBER 31, 1998 AND 1997

                                                          1998             1997
                                                        -------          -------

Net increase in cash                                     20,048           44,698

Cash at beginning of year                                48,248            3,550
                                                        -------          -------

Cash at end of year                                     $68,296          $48,248
                                                        =======          =======

          See accompanying notes to consolidated financial statements.

                    LITEGLOW INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The accompanying consolidated financial statements represent those of Liteglow Industries, Inc. and subsidiary (the "Company"). The Company was incorporated April 25, 1984, in the State of Utah, as Confetti, Inc. Liteglow Industries, Inc., (formerly Liteglow Industries of Florida, Inc., a Florida corporation) was merged into Confetti, Inc. on August 8, 1996. The Company primarily engages in the business of designing, manufacturing and marketing a diverse line of automotive aftermarket accessory and specialty products. The Company initially focused its efforts on developing a line of 12-volt automotive accessories designed to enhance vehicle appearance, including neon license plate frames and neon under car lighting kits. More recently, the Company has expanded its product offerings to include automotive products such as driving lights and fog lights.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the Company and its subsidiary. All material intercompany accounts and transactions have been eliminated. Operations for the subsidiary acquired are included in the consolidated results of operations since the date of acquisition.

Inventory

Inventory consists of merchandise held for sale and is stated at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising cost are expensed when incurred. The advertising cost incurred for the year ended December 31, 1998 and 1997, was $206,441 and $86,991, respectively.

                    LITEGLOW INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

Earnings per share are computed based on the weighted average number of common shares outstanding during the year after taking into effect the stock split. Convertible preferred stock outstanding are common stock equivalents and are included in the calculation of earnings per share to the extent they are dilutive using the treasury-stock method. Basic and diluted earnings per share are the same.

Cash and Cash Equivalents

The Company considers highly liquid investment purchases with an original maturity date of three months or less to be cash equivalents.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivables are recorded net of an allowance for doubtful accounts of $29,415 and $37,757 for December 31, 1998 and 1997, respectively.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, cash equivalents, accounts receivable, accounts payable, and notes payable approximates fair value because of their short maturities.

NOTE 5 - MERGERS AND ACQUISITION

On October 10, 1997, the Company, through a wholly owned subsidiary, acquired all of the outstanding common stock of KJK Marketing, Inc. (subsequently known as Lowglow Neon Industries). As consideration, the Company paid $50,000 in cash, $50,000 note payable, due 30 days after the close, and 450,000 shares of common stock with an agreed upon market value of $150,000 on October 10, 1999. If the total market value is less than $150,000 the Company will issue additional shares valued at the difference between the then market price and the guaranteed amount. The acquisition was accounted for using the purchase method of accounting. The results of operation are included in the consolidated statement operations since the date of acquisition. Goodwill of $223,050 was recorded in this transaction which is being amortized over 20 years using the straight line method.

                    LITEGLOW INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - MERGERS AND ACQUISITION (Continued)

The following summarizes the fair value of the assets and liabilities of KJK Marketing, Inc. assumed.

          Cash                                                         $ 15,382
          Accounts receivable                                            11,626
          Inventory                                                      16,140
          Property and equipment                                          4,698
          Accrued liabilities                                           (11,041)
          Shareholder loans                                              (9,855)
                                                                       --------

                  Net assets                                           $ 26,950
                                                                       ========

On September 25, 1998, the Company, through a wholly owned subsidiary, acquired the assets and assumed the liabilities of B&B Associates. As consideration, the Company paid $50,000 in cash, note payable of $100,000, payable in two installments of $50,000 each due July 1 and July 31, 1999, and 1,000,000 shares of the Company's common stock with an agreed upon market value of $100,000, for a total purchase price of $250,000. If the total market value is less than $100,000 on the second anniversary of the closing, the Company will issue additional shares valued at the difference between the then market price and the guaranteed amount. The acquisition was accounted for using the purchase method of accounting. Goodwill of $250,000 has been recorded in this transaction which is being amortized over 20 years using the straight line method.

The following summarizes the fair value of the assets acquired and liabilities assumed:

          Current assets                                               $ 48,107
          Non-current assets                                              3,323
          Current liabilities                                           (51,431)
                                                                       --------
                  Net assets                                           $     --
                                                                       ========

The Company is currently in litigation with the former owner-operator, whom the Company has an employment contract with to manage the operations of B&B Associates. As a result of the litigation and the loss of control over the daily operations, the acquired subsidiary's assets and operations are not included in the consolidated financial statements. The investment in the subsidiary has been accounted for on the equity method. The Company has decided to discontinue the operations of the subsidiary upon resolution of the litigation and has recorded estimated losses of $382,889 during this phase out period. See note 18.

                    LITEGLOW INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31,:

                                                             1998        1997
                                                           --------    --------
      Automobile                                           $ 86,059    $ 48,009
      Machinery and equipment                               126,455     179,047
      Equipment under capital lease                          48,203      12,250
      Furniture and fixtures                                  3,615      16,445
      Leasehold improvements                                 13,066      13,066
                                                           --------    --------
                                                            277,398     268,817
      Less: accumulated depreciation and amortization       (49,153)    (58,786)
                                                           --------    --------
           Total Property and Equipment                    $228,245    $210,031
                                                           ========    ========

Depreciation and amortization was $33,883 and $33,299 for the year ended December 31, 1998 and 1997, respectively.

NOTE 7 - LINE-OF-CREDIT

The Company has established a $400,000 revolving line-of-credit with a bank. The line-of-credit carries a variable interest rate, which is the prime rate plus
1.5 percent and is due on demand. The line-of-credit is collateralized by the assets of the Company and is guaranteed by major stockholders. At December 31, 1998, the Company owed $380,000 on this line-of-credit and the interest rate was 9.25%.

NOTE 8 - NOTE PAYABLE

Notes payable consist of the following at December 31, 1998:

  Note payable monthly payments of $861, including
  interest at 8.8%, due June 2002                                      $ 30,780

  Note payable, monthly payments of $500, including
  interest at 13%, due December 1999                                      5,534

  Note payable, monthly payments of $621, including
  interest at 8%, due August 2002                                        23,617

  Note payable, non-interest bearing                                    100,000
                                                                       --------
                 Total                                                  159,931
                 Less: current portion                                  (19,215)
                                                                       --------
                                                                       $140,716
                                                                       ========

                    LITEGLOW INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - NOTE PAYABLE (Continued)

Debt maturities for the next five years are as follows:

                    Year ending
                    December 31,
                    ------------
                        1999                                  $119,215
                        2000                                    14,886
                        2001                                    16,198
                        2002                                     9,632
                                                              --------
                             Total                            $159,931
                                                              ========

NOTE 9 - LEASE COMMITMENTS

The Company leases its corporate offices, warehouse space and various office equipment under long-term operating lease agreements. The rental expense amounted to $103,686 and $56,288 for the year ended December 31, 1998 and 1997, respectively.

The Company is obligated under various capital leases. The leased property under capital leases as of December 31, 1998, have a cost of $48,203 and amortization of $9,516. Amortization of the leased property is included in depreciation expense.

Future minimum lease payments for these leases are as follows:

                      Year ending                           Capital    Operating
                      December 31,                          Leases      Leases
                      ------------                          ------      ------

                          1999                             $ 17,437    $119,137
                          2000                               14,073          --
                          2001                                9,172          --
                          2002                                7,893          --
                          2003                                   --          --
                                                           --------    --------
              Total minimum lease payments                   48,575    $119,137
                                                                       ========
Less: amount representing interest                           (9,385)
                                                           --------
Present value of net minimum lease payments                  39,190
Less: current portion of capital lease obligations          (12,974)
                                                           --------

         Long-term capital lease obligations               $ 26,216
                                                           ========

                    LITEGLOW INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved in various legal proceedings incident to the character of its business. Although it is not possible to predict the outcome of these proceedings, or any claims against the Company related thereto, the Company believes that such proceedings will not, individually or in the aggregate, have a material effect on its financial condition or results of operations.

NOTE 11 - STOCKHOLDERS' EQUITY

Common Stock Issued for Cash

The Company issued 19,894,995 shares of common stock through a Regulation D offering. The price of the stock ranged from $0.20 per share to $0.05 per share throughout the year. The total amount obtained from the issuance of these common shares was $814,991.

Non-Cash Stock Transactions

The Company issued 1,000,000 shares of common stock as part of the consideration for B & B Associates, in September 1998. These shares were assigned a value of $0.10 per share.

In 1997, the Company issued 450,000 shares of common stock as part of the consideration for KJK Marketing, Inc. in 1997. These shares were assigned a value of $0.33 per share.

In 1997, the Company issued 2,395,000 shares to consultants for services rendered. This transaction resulted in $168,100 of compensation and professional fees expense, which was included in the statement of operations. In 1998, 2,145,000 of these shares were repurchased for $127,800.

Treasury Stock

In 1997, the Company redeemed 1,250,000 shares in partial settlement of a receivable for a shareholder in 1997. The treasury stock is recorded at cost which was determined based on the market price and the outstanding receivable balance on the date that the shares were redeemed. The treasury stock was subsequently retired.

Preferred Stock

During 1998 and 1997, approximately 40,000,000 and 16,500,000 shares of common stock were issued to the President at no cost, but were retroactively rescinded in December 1998 and no compensation was recorded on the issuance of the common stock.

                    LITEGLOW INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - STOCKHOLDERS' EQUITY (Continued)

Preferred Stock (Continued)

At December 17, 1998, the Company created and authorized 1,000,000 shares, par value $.001 per share of Series A Convertible Preferred Stock. The preferred stockholders are entitled to the number of votes equal to the number of whole shares of common stock into which the shares are convertible. The shares are convertible into five shares of common stock, 5,000,000 shares of common stock or without the payment of additional consideration.

The Company has issued the 1,000,000 shares of the preferred stock to the President of the Company. This transaction resulted in $50,000 of compensation expense to the President, which is included in the statement of operations at December 31, 1998. In addition, this transaction resulted in the President obtaining voting control of the Company.

Stock Split

On December 31, 1998, the Company's Board of Directors authorized a 1-for-60 reverse stock split effective December 31, 1998 for stockholders on record on December 31, 1998. This resulted in the retirement of 140,227,657 shares of common stock.

NOTE 12 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in what it believes to be credit worthy financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 1998, the Company was within the insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes its trade accounts receivable exposure is limited.

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 1998, the Company had an outstanding receivable from a stockholder in the amount of $58,355, due on demand. In 1997, the Company redeemed 1,250,000 shares of the Company's common stock on October 17, 1997 for $187,500 which represents $0.15 per share in settlement of a portion of the outstanding receivable from a stockholder/officer. The transactions involving the stockholder/officer are summarized below:

Balance at January 1, 1997                                            $ 111,403
Advances to stockholder                                                 133,908
Settlement of advances in exchange for Liteglow Industries, Inc.
  common stock                                                         (187,500)
                                                                      ---------
Balance at December 31, 1997                                             57,811
Advances to stockholder, net                                                544
                                                                      ---------
Balance at December 31, 1998                                          $  58,355
                                                                      =========

                    LITEGLOW INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - SUPPLEMENTAL CASH FLOW INFORMATION

Supplementary information:
Cash paid during the year for:
   Interest                                                             $ 33,003
                                                                        ========
   Income taxes                                                         $     --
                                                                        ========

Non-cash transactions:
   Issuance of common shares for the purchase of subsidiary             $100,000
                                                                        ========
   Issuance of preferred stock for compensation                         $ 50,000
                                                                        ========

NOTE 15 - GOODWILL

Goodwill of $223,050, net of $13,953 of amortization, represents the amount by which the purchase price of businesses acquired exceeds the fair market value of their net assets under the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 20 years. The Company periodically evaluates the realizability of goodwill and other intangible assets to determine whether any impairment has occurred in the value of such assets/impairments are recognized when the present value of the future cash flow is less than the Company value.

Amortization expense for the year ended December 31, 1998 is $11,152.

NOTE 16 - INCOME TAXES

The provision (benefit) for income taxes includes these components

                                                             1998          1997
                                                            ------        ------
Current                                                     $   --        $   --
Deferred                                                        --         9,424
                                                            ------        ------
         Total                                              $   --        $9,424
                                                            ======        ======

A reconciliation of income tax expense at the statutory rate of the Company's actual income tax expense is shown below:

Computed at the statutory rate (39.5%)                   $(757,215)   $(238,821)
Increase (decrease) resulting from:
   Non-deductible expenses                                 166,986       12,007
   State income taxes and other, net of federal           (164,876)     (11,040)
     tax benefit
   Change in deferred tax asset valuation allowance        755,105      247,278
                                                         ---------    ---------
Provision for income taxes                               $      --    $   9,424
                                                         =========    =========

                    LITEGLOW INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (Continued)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

Deferred tax assets:
   Allowance for doubtful accounts                   $    19,415    $    14,914
   Loss in disposal of subsidiary                        151,285             --
   Net operating loss carryforward                       841,227        242,103
                                                     -----------    -----------
                                                       1,011,927        257,017
Deferred tax liabilities:
   Accumulated depreciation                               (9,544)        (9,739)
                                                     -----------    -----------

Net deferred tax asset before valuation allowance      1,002,383        247,278
                                                     -----------    -----------

Valuation allowance:
   Beginning balance                                          --             --
   (Increase) decrease during the period              (1,002,383)      (247,278)
                                                     -----------    -----------
   Ending balance                                     (1,002,383)       247,278
                                                     -----------    -----------

Net deferred tax asset                               $        --    $        --
                                                     ===========    ===========

The Company has the following net operating loss carryforwards:

                    Year
                  Expiring
                  --------
                    2011                               $    7,195
                    2012                                  604,610
                    2013                                1,500,345
                                                       ----------
                        Total                          $2,112,150
                                                       ==========

NOTE 17 - MANAGEMENT'S CONSIDERATION OF GOING CONCERN MATTERS

As shown in the accompanying financial statements, the Corporation incurred a net loss of $1,917,540 during the year ended December 31, 1998, and $614,034 for the year ended December 31, 1997. The ability of the Corporation to continue as a going concern is dependent on returning to profitable operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Corporation is unable to continue as a going concern.

                    LITEGLOW INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - MANAGEMENT'S CONSIDERATION OF GOING CONCERN MATTERS (Continued)

Management plans to increase sales by the addition of new products and sales customers. Management also plans to reduce costs by the disposal of a subsidiary. The Company also plans on raising additional capital through private placement offerings of common stock, which during the period from January 1, 1999 through May 31, 1999 have raised approximately $200,000. Management believes these actions will provide the necessary capital and cash requirements to ensure the Company's ability to continue as a going concern.

No estimate has been made should management's plan be unsuccessful.

NOTE 18 - DISCONTINUED OPERATIONS

At September 25, 1998, the Company acquired B & B Associates in California for $250,000. See Note 5. The management of the acquired subsidiary was maintained by the seller. Disputes arose over the reporting of operations by the subsidiary to the Company. Consequently, the Company has defaulted on its note payments to the former owner resulting in litigation between the parties. The subsidiary has incurred a loss at December 31, 1998 of approximately $43,000. The Company has decided to dispose of its investment in the subsidiary after the outcome of the litigation.

The Company has estimated $382,889 as costs of disposal and loss from operations during the disposal period estimated to be September 30, 1999.

                    LITEGLOW INDUSTRIES, INC. AND SUBSIDIARY

                                      INDEX
                                                                        Page No.

 Consolidated Balance Sheets,
June 30, 1999 and December 31, 1998                                            1

 Consolidated Statements of Operation,
Six months ended June 30, 1999 and June 30, 1998                               3

 Consolidated Statements of Cash Flows,
Six months ended June 30, 1999 and June 30, 1998                               4

Notes to Consolidated Financial Statements                                     5

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                       JUNE 30, 1999 AND DECEMBER 31, 1998
                                    UNAUDITED

                                     ASSETS
                                     ------

                                                    June 30         December 31
                                                      1999              1998
                                                  -----------       -----------
Current assets:
 Cash                                             $   111,142       $    68,296
 Accounts receivable                                  587,111           245,964
 Inventory                                            543,615           457,634
 Prepaid expenses                                     208,111            64,611
                                                  -----------       -----------

      Total current assets                          1,449,979           836,505
                                                  -----------       -----------

Property and equipment:
 Property and equipment, at cost                      345,008           277,398
 Less accumulated depreciation                        (73,754)          (49,153)
                                                  -----------       -----------

      Property and equipment, net                     271,254           228,245
                                                  -----------       -----------

Other Assets:
 Goodwill, net                                        203,697           209,697
 Advances to stockholder                               12,632            58,355
 Deposits                                              15,237            14,904

     Total other assets                               231,566           282,356
                                                  -----------       -----------

     Total assets                                 $ 1,952,799       $ 1,347,106
                                                  ===========       ===========


          See accompanying notes to consolidated financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                       JUNE 30, 1999 AND DECEMBER 31, 1998
                                    UNAUDITED

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                                     June 30       December 31
                                                                       1999           1998
                                                                       ----           ----
Current liabilities:
 Line-of-credit                                                   $   400,000     $   380,000
 Accounts payable                                                     249,663         134,663
 Accrued liabilities                                                   61,601         142,684
 Accrued loss on disposal of subsidiary                                28,071         105,088

 Current maturities of note payable                                    24,000          19,215
 Current maturities of capital leases                                  21,000          12,974
                                                                  -----------     -----------

      Total current liabilities                                       784,335         794,624
                                                                  -----------     -----------
Long-term liabilities (exclusive of current maturities):
 Note payable                                                         144,722         140,716
 Capital leases payable                                                37,251          26,216
                                                                  -----------     -----------

      Total long-term liabilities                                     181,973         166,932
                                                                  -----------     -----------

      Total liabilities                                               966,308         961,556

Commitments and contingencies                                              --              --

Stockholders' equity:
Common stock, $.001 par value; authorized, 10,000,000 shares -
 1998; 100,000,000 - 1997, issued and outstanding 1998 -
 2,376,740 and 1997 - 48,646,064 shares                                 3,931           2,377
Preferred stock, $.001 par value, authorized 1,000,000 shares;
 issued and outstanding 1998 - 1,000,000 and 1997 - 0 shares            1,000           1,000
Additional paid-in capital                                          3,420,214       3,146,768
Accumulated deficit                                                (2,438,654)     (2,764,595)
                                                                  -----------     -----------

      Total stockholders' equity                                      986,491         385,550
                                                                  -----------     -----------

Total liabilities and stockholders' equity                        $ 1,952,799     $ 1,347,106
                                                                  ===========     ===========

          See accompanying notes to consolidated financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                    UNAUDITED

                                                        June 30       June 30
                                                          1999          1998
                                                        -------       -------

Revenues                                              $ 2,334,768   $ 1,355,953

Cost of sales                                           1,056,848       704,901
                                                      -----------   -----------

Gross profit                                            1,277,920       651,052

Selling, general and administrative expenses              930,178       998,643

Income (loss) from operations                             347,742      (347,591)

Other income (expenses):
  Interest expense                                        (21,802)      (19,407)

                                                                             --
                                                                    -----------

            Total other (expenses)                        (21,802)      (19,407)
                                                      -----------   -----------
Income (loss) from continuing operations
  before income taxes                                    (325,940)     (366,998)

Provision for income taxes                                     --            --
                                                      -----------   -----------

Net income (loss)                                         325,940      (366,998)
                                                      ===========   ===========
Net income (loss) per share-basic                     $      0.10   $     (0.45)
                                                      -----------   -----------

Net income (loss) per share-diluted                   $      0.04   $     (0.45)
                                                      ===========   ===========

Weighted average common shares outstanding              3,156,087       810,824
                                                      ===========   ===========

          See accompanying notes to consolidated financial statements.

                   LITEGLOW INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                    UNAUDITED

                                                             June 30        June 30
                                                              1999            1998
                                                             -------        -------
Cash flows from operating activities:
 Net income (loss)                                        $   325,940     $  (366,998)
 Adjustments to reconcile net loss to net cash used by
  operating activities:
   Depreciation and amortization                               30,000           8,122

 Changes in operating assets and liabilities
  (increase) decrease in:
    Accounts receivable                                      (341,147)        (89,262)
    Inventory                                                 (85,981)       (152,538)
    Prepaid expenses                                         (143,500)       (141,478)

    Deposits and other assets                                    (330)          4,482
    (Decrease) Increase in:
    Accounts payable                                          115,000        (119,591)
    Accrued liabilities                                      (158,100)          3,072
                                                          -----------     -----------
Net cash used by operating activities                        (258,118)       (854,191)
                                                          -----------     -----------
Cash flows from investing activities:

 Purchases of property and equipment                          (67,610)        (74,206)
                                                          -----------     -----------
Net cash used by investing activities                         (67,610)        (74,206)
                                                          -----------     -----------
Cash flows from financing activities:
 Repayment from (loan) to shareholder, net                     47,723         (14,191)
 Borrowings on line-of-credit                                  20,000
 Repayments on line-of-credit                                      --         (30,000)

 Issuance of common stock                                      19,061          (1,380)
 Recision of common stock previously issued                        --        (127,800)
 Increase in additional paid-in capital                       273,446       1,145,559

Net cash provided by financing activities                     360,230         976,784
                                                          -----------     -----------

Net increase in cash                                           42,846          48,387

Cash at beginning of period                                    68,296          48,248
                                                          -----------     -----------

Cash at end of period                                     $   111,142     $    96,635
                                                          -----------     -----------
Supplementary Disclosure of Cash Flow Information:
   Cash paid during the period for Interest               $    21,082     $    19,407
                                                          -----------     -----------

       See accompanying notes to consolidated financial statements

                    LITEGLOW INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    UNAUDITED

Note 1: BASIS OF PRESENTATION

      The unaudited consolidated financial statements include the accounts of Liteglow Industries , Inc. and its wholly owned subsidiary, Liteglow Acquisitions, Inc. (collectively "The Company"). All necessary adjustments to the financial statements have been made, and significant inter-company accounts and transactions have been eliminated in consolidation.

      The accompanying unaudited consolidated financial statements , which are interim periods, do not include all disclosures provided in the annual consolidated financial statements . These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the footnotes thereto contained in the independent auditors' report for the year ended December 31, 1998 of Liteglow Industries , Inc. dated May 21, 1999.

In the opinion of the Company, the accompanying unaudited consolidated financial statements contains all adjustments (which are of a normal recurring nature) necessary for fair presentation of the financial statements . The results for interim periods are not necessarily indicative of results to be expected for the complete fiscal year.

      Per share data was computed by dividing net income by the weighted average number of shares o during the period. The difference between basi Consolidated and diluted earnings per share is the result of 1,000,000 preferred shares converting into 5,000,000 common shares.

Note 2: STOCKHOLDERS' EQUITY

Common Stock Issued for Cash

The Company issued 1,550,000 shares of common stock through Regulation D offering during the first quarter of 1999. The total amount obtained from the issuance of these common shares was $275,000.

      Management's Discussion and Analysis of Financial Condition And Results of Operations

RESULTS OF OPERATIONS

      The following table summarizes the results of operations, stated as a percentage of sales, for the six months ended June 30, 1999, and 1998

                                                        Six Months
                                                        ----------
                                                   1999            1998
                                                   ----            ----

Sales                                              100.0%          100.0%
Cost of Sales                                       45  %           52  %
                                                   -----           -----
  Gross Profit                                      55  %           48  %
Selling, General and
  Administrative Expenses                           40  %           74  %
                                                   -----           -----
Income (loss) from Operations                       14  %          (26) %
Interest Expense                                    (1) %           (1) %
                                                   -----           -----
  Net Income (loss)                                 14  %          (27) %

      Sales of $2,334,768 for the six months ended June 30, 1999, were $978,815, or approximately 73%, more than comparable 1998 sales of $ 1,335,953. Liteglow sales increased by 60% and the subsidiary sales increase by 50%.

      The Company's gross profit margin improved by nearly 7% of sales in the first six months of 1999 compared to the same period in 1998, reflecting lower product costs.

      Selling, general and administrative expenses for the six months ended June 30, 1999 decreased $68,465. This was largely due to a reduction in convention, trade shows and travel expenses.

      The Company's selling, general and administrative expenses represented 40% of sales in the first six months of 1999, compared to 74% in the same period of 1998.

      The Company's income (loss) from continuing operations for the first six months ending June 30, 1999 was $325,940 compared to a loss of ($366,898) in the same period in 1998. The reason for the increase was an increase in sales, an increase in profit margins and a reduction in selling expenses. The Company's basic earnings per share in the first six months of 1999 were $0.10 compared to a loss of ($0.45) in the same period of 1998.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's current assets increased by $613,474 to $1,449,979 at June 30, 1999, compared to $836,505 at December 31, 1998.The increase is due to increase in cash, accounts receivable, inventory, and advances to suppliers. Net working capital increased from $41,881 on December 31, 1998, to $665,664 on June 30, 1999, and the Company's current ratio increased to 1.85 at June 30, 1999, compared to 1.05 at December 31, 1998. Borrowings under the Company's line of credit increased by $20,000.

                                    PART III

Item 1. Index to Exhibits

Exhibit No.       Description
-----------       -----------

2.1               Plan and Agreement of Merger
3.1               Articles of Incorporation, as amended
3.2               By-Laws
4.1               Form of common stock certificate
4.2               Form of preferred stock certificate

Item 2. Description of Exhibits

      None.

                                  SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                               LITEGLOW INDUSTRIES, INC.


Dated: 8/19/1999               By: /s/ Spencer Krumholz
                                   --------------------------------------------
                                   Spencer Krumholz, President and Director


                                       36